Filed by Micro Linear Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Micro Linear Corporation
Commission File No.: 000-24758
     On August 15, 2006, Timothy A. Richardson, President and Chief Executive Officer, and Michael W. Schradle, Chief Financial Officer, of Micro Linear Corporation (“Micro Linear”), participated in a conference call organized by Sirenza Microdevices, Inc. (“Sirenza”), the transcript of which is set forth below, to discuss the Agreement and Plan of Merger signed by Micro Linear and Sirenza on August 14, 2006.
SIRENZA MICRODEVICES, INC., #11068604
COMPANY UPDATE
August 15, 2006, 5:00 PM ET
Chairperson: Bob Van Buskirk

Operator:	Good afternoon, ladies and gentlemen, and welcome to the acquisition of Micro Linear Corporation conference call. At this time all participants are in a listen-only mode. Following today’s presentation instructions will be given for the question-and-answer session. If anyone needs assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded Tuesday, August 15, 2006. I would now like to turn the conference over to Chuck Bland, Chief Financial Officer. Please go ahead, sir.

Chuck Bland:	Good afternoon and thank you for joining the management of Sirenza Microdevices for our teleconference with interested members of the investment community concerning today’s announcement regarding our agreement to acquire Micro Linear Corporation. Today we’ll discuss with you the key terms and our strategic rationale for this acquisition. Joining me is Bob Van Buskirk, President and CEO of Sirenza Microdevices; and Tim Richardson, President and CEO of Micro Linear. Bob will discuss key financial and strategic aspects of the agreement, then Tim will follow with comments regarding strategic rationale for this proposed business combination. We’ll then open the call for questions.

Please be advised that the matters discussed in this teleconference contain forward-looking statements regarding future events including any statements regarding the anticipated closing of the acquisition or the timing of same; the anticipated market value of the shares to be delivered at closing or any other economic terms of the merger; the subsequent

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integration of assets, employees, and company processes; and any anticipated synergies with Micro Linear or other merger-related benefits to Micro Linear, Sirenza, their customers, employees or shareholders, anticipated growth in any of our end markets or our future operating results and operating and strategic goals or our ability to meet them.

We wish to caution you that such statements are, in fact, predictions that are subject to risks and uncertainties and actual events or results may differ materially. The factors that could cause actual results or events to differ materially include but are not limited to inability to close or a delay in the closing of the acquisition, including the failure to receive Micro Linear stockholder approval; failure to successfully integrate assets, employees, and processes of the two companies; the actual amounts of charges and transaction expenses associated with the acquisition including the determination of charges related to purchase accounting; inability to realize expected synergies with Micro Linear and the related benefits envisioned by Sirenza; negative response by Sirenza or Micro Linear customers, suppliers, or employees to the acquisition; management distraction related to the transaction and integration process; and the additional expertise Sirenza management will need to develop to successfully manage a larger, multinational organization.

Additional factors that could cause actual results to differ materially from those in the forward-looking statements we make today are included in Sirenza and Micro Linear’s respective press releases today regarding the acquisition as well as their filings with the Securities and Exchange Commission, specifically Sirenza’s latest Form 10-Q filed in August 2006 and Micro Linear’s latest Form 10-Q filed in May of 2006, each of which can be accessed at www.SEC.gov.

In connection with the proposed acquisition, Sirenza intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Sirenza and Micro Linear and other materials in connection with the proposed transaction. Investors and security holders are urged to read these materials when they become available because they will contain important information about the acquisition.

Now I’ll turn the call over to Bob.

Bob Van Buskirk:	Thanks, John. First I’ll comment on our companywide strategic goals and on our recent operational results. I’ll then provide further details on the transaction. Tim will then provide some insight into how we believe Micro Linear enhances and potentially accelerates Sirenza’s ability to achieve its strategic goals.

Let me say at this point that Tim and I, and the senior management and respective boards of Sirenza Microdevices and Micro Linear believe this business combination will be very positive for our customers, our

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employees, and our shareholders. I believe a recap of our recent operating results at Sirenza and Micro Linear will provide a good background at this point.

At Sirenza, for our second quarter, we delivered record quarterly revenue of $39 million as well as earnings per share of $0.05, or 5% of sales, which is net of the effect of noncash charges of $0.11 per share related to the amortization of acquisition-related intangibles, equity compensation expense, and an inventory step-up related to purchase accounting for the Premier Devices acquisition we closed earlier this year.

We also generated positive cash flow from operations for the 11th consecutive quarter, and we made substantial progress in our goals to execute in and to diversify our business. Also, this year we added expansion to our strategic goals to help propel us in 2006 and beyond while we maintain focus on our goals to execute and to diversify. The strategically important acquisition of Micro Linear and its complementary products and capabilities is certainly in line with the goal of expanding our global diversified RF components business.

Micro Linear’s second quarter results were strong with quarterly revenues reaching a multi-year high, gross margin continuing above 50%, earnings per share of $0.03 or 6% of sales, and positive cash flow. Micro Linear, under Tim’s leadership, has done a very good job of focusing on product development and cost containment in 2006 and their second quarter results clearly reflect that companywide effort.

Key terms of the acquisition agreement are outlined in Sirenza’s and Micro Linear’s press releases and Form 8-K filings of today. Now let me highlight what we see as the value Micro Linear brings to Sirenza and to our shareholders. We are acquiring, first, an established top-tier customer base in new and complementary end markets and in geographic regions.

Second, we are also acquiring a technological leadership position in highly integrated, silicon-based RF transceiver components that interweave very well with Sirenza’s established RF expertise and IC product portfolio.

Third, a very strong presence in Asia and the potential to expand customers and product sales in Europe and North America, putting us on a path to continued growth and expansion of our combined global footprint.

Fourth, the ability to leverage Sirenza’s highly regarded domestic and international sales and marketing expertise. Micro Linear’s products can be taken to market more broadly through our established, robust, direct sales channels, especially in North America and Europe.

Fifth, a company that we expect to integrate relatively easily into Sirenza’s operating model and organization while generating significant cost

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synergies, primarily in public company expenses and other SG&A expenses.

Sixth, and perhaps most importantly, we acquire a scarce industry resource; namely, a company with world-class design resources with compatible customers, with complementary products, with an established presence in wireless end markets, which are new to Sirenza, and with complements technologies supported by a common outsourced manufacturing model. There are a very limited number of companies that can offer this range of attributes to Sirenza and to our customers. We are very positive about this acquisition, and we see it as highly strategic.

Now I’ll turn the call over to Tim for his comments.

Tim Richardson:	Thanks, Bob. Turning to the rationale for the acquisition, we see compelling strategic and financial benefits to this proposed business combination. I will briefly cover the strategic merits of the potential transaction and Bob will then outline top-level financial considerations.

First, the acquisition provides Micro Linear the opportunity to strengthen our industry position. It brings together a broad complementary product portfolio of highly integrated RF components with very limited product overlap.

Second, the Micro Linear acquisition will help Sirenza achieve increased scale and continue to drive to add diversity to its end markets. Sirenza will have a highly skilled technical RF workforce of more than 800 employees with major operations in the U.S., Asia, and Europe. This expanded scale will help meet our combined customers’ stated component sourcing needs to buy more off products from pure suppliers.

Micro Linear brings to Sirenza a substantial presence in the digital cordless cell phone market and expanding presence in the PHS terminal market for Asia applications and the legacy position in media converter products for networking applications. The combined global business platform will expand significantly with the completion of this transaction.

Third, we will be combining two world-class global customer bases. The strong relationships Micro Linear has established with Uniden, VTech, Plantronics, and other large world-class suppliers of RF consumer products complement and support the strong Sirenza relationships with Ericsson, Huawei, Motorola, Nokia, Sirius, and VTE. Micro Linear is expected to become part of Sirenza’s SMDI segment, and Sirenza will refocus its current broadband and consumer strategic business marketing unit to better support Micro Linear’s products and customers. After the completion of the merger, we currently expect to establish a separate, dedicated, consumer products SBU.

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Fourth, Micro Linear will help Sirenza continue its growth in Asia and China. Asia represents over 90% of Micro Linear sales on a ship-to basis compared to about 45% for Sirenza. After the combination, Sirenza is expected to have nearly half of its sales shipping into greater Asia. We also will be able to leverage Sirenza’s low-cost development and manufacturing resources now in place in China to strengthen our ability to meet our consumers’ long-term needs for price-competitive RF products and for local and/or regional content.

And, finally, this compelling combination can deliver significant financial benefits to Micro Linear shareholders. The combined company will provide the opportunity to significantly increase Sirenza’s 2007 revenue. We believe the transaction provides potential revenue growth, earnings acceleration, and positive cash flow from operations for Sirenza in 2007. We are also hopeful that this acquisition will provide significant upside for our current and future shareholders as we execute, expand, and diversify our business as a larger, more enabled, combined company.

Now I’ll turn the call back over to Bob.

Bob Van Buskirk:	Thanks, Tim. Turning to the financial terms of this transaction, let me begin by reminding you of the forward-looking safe harbor statement Chuck read at the beginning of this call. Let me also refer you to our Form 8-K filings of today, which covers this information in more detail.

First, this business combination is structured as a stock-for-stock merger. The transaction is expected to qualify as a tax-free reorganization. Subject to the terms of the agreement, Micro Linear’s shareholders will receive 0.365 of a Sirenza common share for each common share of Micro Linear they hold subject to a collar mechanism based on how Sirenza’s stock trades in the days leading up to the closing as described in our press release issued earlier today.

Upon the completion of the transaction, we currently expect that Micro Linear shareholders will own approximately 10% of our estimated post-transaction, fully diluted equity. Also, post-closing, the transaction is expected to be non-dilutive to earnings per share in the first one or two quarters of the combined company and accretive thereafter, excluding purchase accounting adjustments and other acquisition-related expenses. We currently estimate that cost synergies of approximately $3 million can be realized in the first year of combined operation.

Turning to more specific valuation metrics of this proposed acquisition, Sirenza will be paying total consideration that roughly equates to 2.3 times Micro Linear’s trailing 12 months revenue, or on an enterprise-value basis, approximately 1.8 times trailing 12 months revenue.

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It should be noted that in Micro Linear’s most recent quarter, they reached an important financial milestone as they turned the corner on profitability and delivered GAAP net income equal to approximately 6% of sales.

Regarding the combined company balance sheet, we are currently anticipating that 2006 cash flow from operations will continue to be positive, has been the case for Sirenza’s stand-alone now for 11 consecutive quarters. Post-closing, we anticipate $10 million to $11 million in cash from Micro Linear will be added to the Sirenza balance sheet.

Of course, we’ve looked at all of this from many angles, and we’ve concluded that these relevant financial metrics combined with the compelling strategic nature of the transaction outlined earlier by Tim are a major step forward for our shareholders, our customers, and our employees. We also believe that this combination should provide us significant opportunities to enhance stockholder value in the coming years.

Now joining us for the Q&A at this time will be Mike Schradle, Chief Financial Officer of Micro Linear. So now we’ll turn the call over for questions. Operator?

Operator:	Thank you, sir. Ladies and gentlemen, at this time we will begin the question-and-answer session. If you have a question, please press the star followed by the 1 on your pushbutton phone. If you’d like to decline from the polling process, press the star followed by the 2. You will hear a three-tone prompt acknowledging your selection, and your questions will be polled in the order they are received. If you are using a speakerphone, you will need to lift the handset before pressing the numbers. One moment, please, for the first question.

Our first question comes from Amit Kapur with Piper Jaffray, please go ahead.

Amit Kapur:	Great, thanks a lot, guys, and congratulations.
Unidentified Company Representative:                Thank you.

Amit Kapur:	Tim, I was wondering if you could maybe talk a little bit about the seasonality in your business. I mean, a lot of it does seem to be tied to the cordless phone market. Is it reasonable to think that the back half of the year is usually seasonally stronger than the first half?

Tim Richardson:	Yes, traditionally, our DCT business, because it does tend to follow a traditional North American seasonality, you know, we don’t anticipate that that will change. One of the things that we were going after in going after the PHS market is that the PHS market is essentially out of phase with the North American consumer electronic model. So we see that it’s actually a balancing of that revenue.

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Amit Kapur:	Great, thanks. In terms of — Bob, maybe you’re best to answer this question — is there any potential savings from being some of Micro Linear’s product production in-house to some of the internal capacity you acquired through PDI?

Bob Van Buskirk:	Let’s see, Micro Linear today is essentially a fabless IC company with an outsourcing model. The only synergy that would accrue is we might be able to put more product through common suppliers to us, but at this point, you know, the gross margins typically above 50%, they run a pretty efficient model. I wouldn’t see any leverage that we could bring in of that again other than long term, perhaps joining forces and getting better pricing from packaging vendors or test suppliers.

Amit Kapur:	Okay, great. One final question before turning it over — since a lot of the growth opportunities seem to be tied to the PHS market, maybe you could give your view and your future outlook in that market over the next few years?

Tim Richardson:	Well, the PHS market is something that we started looking at very seriously a couple of years ago, and without going through all the history of the PHS market, what’s interesting about PHS is it is a growing segment. The number of subscribers in the PHS market, particularly in China right now, are approaching 100 million subscribers. The other thing that’s very encouraging about the PHS market is that not only is PHS serving a voice requirement in the market, but it also is serving a data requirement. So, case in point, in Japan, for instance, it’s very, very common that business people in Japan have PHS data cards in their laptop computers, and they communicate roaming all over places like Tokyo and so forth with those kinds of products.

So from what we see and with our participation in the PHS, MOU, and so forth, we still feel very confident about the PHS market. We’re happy about the additional features that have been added to PHS handsets, the continued enhancement of performance by the major suppliers of products to that market, and we believe it’s a very legitimate market.

Bob Van Buskirk:	Amit, just to add to that, part of the complementary nature of this combination is we now have a company that regularly services the infrastructure side of PHS and, at the same time, will be able to serve the terminal side of PHS. So when we go into a company like VTE and others, Starcom, among others, we’ll be able to offer them basically more value from one component supplier.

Amit Kapur:	That’s good to hear. Congratulations once again.

Bob Van Buskirk:	Thank you.

Tim Richardson:	Thank you.

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Operator:	Our next question comes from George Iwanyc with CIBC World Markets. Please go ahead.

George Iwanyc:	Hi, guys, congratulations on the announcement. Tim, outside of the DCT and the PHS markets, can you give a bit of a rundown on the other application areas you’re targeting and maybe a rundown on the networking side as well?

Tim Richardson:	Sure. Maybe one of the most interesting things about Micro Linear from a product standpoint is that Micro Linear has one of the broadest, if not the broadest, offerings of ICN transceivers by any single manufacturer of wireless integrated circuits. Micro Linear manufactures transceivers that operate at 900 megahertz, 2.4 gigahertz, 1.9 gigahertz, 5.8 gigahertz. These devices are all highly integrated, and we are able to address very, very broad markets with that broad offering of products.

Another unique feature of the products that we produce at these different frequency bands, is that they run at a relatively high data rate of 1.5 megabits, and what that means is that the applications that we can go after with those products are centric around things like streaming media, whether it be video, audio, so forth — those are the kinds of applications that these products generically wind up in.

And so we have a broad customer base on that side, and we have a broad product offering on that side and, really, one of the things that we’re excited about, and it’s one of the internal limitations that we had — Sirenza has a very, very legitimate worldwide sales force, and Micro Linear, because of our size, really, frankly, we were quite limited on that side of our company. And so we do feel like there’s going to be significant synergy with taking those products that we have and taking them to the broader market through the broader, more capable Sirenza marketing and sales arm.

George Iwanyc:	Okay, now, when you look at leveraging that sales force and the products that Sirenza has, are there any new areas you can go into that you haven’t been able to target in the past?

Bob Van Buskirk:	Let me — I’ll turn it back over to Tim, but let me, George, say one thing is — specifically, Micro Linear has been very, very focused and developed highly integrated transceiver solutions for, as Tim said, a broad range of customers. But because, again, of resource limitations and the size they were, they have been, I think, handicapped in going after more, if you will, a broadband, more generic application of transceivers in a wider range of, let’s say, ISM applications.

So the point I’d like to make is the aperture, with the combination of Sirenza, should open reasonably dramatically, and other end markets should be available to us. Tim might be able to talk about a couple of

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them, but we really see this area as one of the compelling synergies in the combination.

Tim Richardson:	Yes, and I just would say there, too, is that one of the things that I am personally most excited about in the merger of the two companies is, literally, our ability to go leverage that larger corporate capability that Sirenza has — that larger customer base, that larger product offering, and so we should be — it should really enhance our abilities greatly to be able to take advantage of that and then start using our integrated capability to produce new products that really do complement the — you know, certainly continue to complement the products that Micro Linear does today but complement more broadly in a more integrated way what Sirenza does. So, again, I am extremely excited about that side of the merger.

George Iwanyc:	Great, congratulations again.

Bob Van Buskirk:	Thank you.

Tim Richardson:	Thank you.

Operator:	Our next question comes from Harsh Kumar with Morgan Keegan. Please go ahead, sir.

Harsh Kumar:	Hey, guys, congratulations on the acquisition.

Bob Van Buskirk:	Thank you, Harsh.

Tim Richardson:	Thank you.

Harsh Kumar:	Hey, a couple of questions for you — can you give us a sense of how fast the core business of Micro Linear is growing or has grown in the past?

Tim Richardson:	A little bit of a difficult question — how about this — let me take a stab at it. Relative to the digital cordless telephone market, we made a decision a couple of years ago to start going after 5.8 gigahertz transceivers to serve that market. The reason that was a significant decision was because at the point that we made the decision, the majority of digital cordless telephones in North America were actually 2.4 gigahertz products.

So we made the decision to enter into the 5.8 gigahertz — or develop, frankly, a 5.8 gigahertz market with Uniden as our initial lead customer to do that. And what’s happening right now in the DCT market is that the majority of the market is converting to or has — very, very much in the process of converting to 5.8 gigahertz. And so Micro Linear has a very strong offering at 5.8 gigahertz, serving both Uniden and VTech — different products, but they’re both 5.8 gigahertz products, and so as the market grows in that market — even though the digital cordless cell phone market itself, according to consumer electronics grows somewhere around 4% a year, because the 5.8 gigahertz segment is growing so fast then the

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conversion rate is very, very significant, and that’s contributed to our results this year.

Bob Van Buskirk:	Let me add to that, Harsh. I think one of the reasons we’re sitting here today and discussing a combination is the actual end market growth that’s available to Micro Linear, I think, is significantly in excess of what they’ve been actually able to realize.

So if you look at opportunities like a broader opportunity in PHS, if you look at taking these transceivers to a much, much broader set of end markets — ISM, WiMax, you know, again, other opportunities that we have — that the capability that they possess in combination with Sirenza we think will, in fact, accelerate their growth even in the markets they serve today and, obviously, the opportunity we now have is to take that capability into new markets.

Tim Richardson:	Exactly.

Harsh Kumar:	That’s helpful, the transition part was very helpful. I guess if I was to ask you for your best guesstimate on what the growth rate would be for the company, going forward — we’re just trying to model out and want to understand, you know, roughly whether it’s 10% growth, you know, 10 to 20, just a broad range would be very helpful.

Bob Van Buskirk:	Well, we’re not prepared at this point, Harsh, to provide any forward guidance. You know, we issued our outlook for the year on the 26th of July, and we’re not confirming that or updating that today. We expect, as I said in my prepared comments, that this deal could close — or I think I will indicate, I believe, that it will close as early as early Q4. At that time, of course, we’ll come back and update our outlook and give you what insight we have into ‘07.

Harsh Kumar:	Got it, and then also can you maybe give us a sense of, Bob, what the CATV and DTS products exactly do that Micro Linear makes?

Bob Van Buskirk:	Well, let’s see — CATV today is really the domain of Sirenza. There are some networking legacy products that Micro Linear has in what are called media conversion functions and that, quite frankly, is one of those synergistic opportunities that we can look at now with kind of renewed interest in hybrid fiber co-ax and some opportunities we have in CATV linked with what we do in PDI. We could now look at some of those legacy products and see if we can do some damage with those as we go forward.

In the DCT, I think, maybe we need to be clear — digital cordless phone is a primary end market of theirs. Digital television, or DTV, is what we’re doing within Sirenza, but that is another one of those opportunities for us to combine.

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Harsh Kumar:	Okay, that’s also helpful. Also, on the cost synergies, I had a quick question — you said you were expecting to save roughly $3 million next year. I take it that’s for ‘07. Can you maybe just give us the broad brushes on that, like, you know, is it largely public company expenses? Is it moving off buildings or things like — what are the major pieces to enable you to get there?

Bob Van Buskirk:	It’s mostly public company expense, and, you know, within G&A some redundant functions that we would have, kind of, at the next layer down from public company expense. But, clearly, one D&O insurance, one Delaware corporate fees, you know, one NASDAQ filing fee, on and on and on — one set of accountants and so forth. So it’s largely public company expense, next layer down, some selective redundancies, but most of those are kind of linked to being a public company.

Harsh Kumar:	Got it, and last question — who is the big fab for Micro Linear?

Tim Richardson:	Our biggest fab to date is Jazz, which is down in Huntington Beach, California. It was prior to the Conexant fab. And then we also use pretty substantially Charter Semiconductor.

Harsh Kumar:	Got it, thank you very much, guys.

Bob Van Buskirk:	Thank you.

Operator:	Our next question comes from John Bucher with BMO Capital Markets. Please go ahead.

John Bucher:	Thank you, John Bucher with BMO. Have you gotten any feedback from Uniden and VTech? Have you had a chance to discuss this merger with them, and have you gotten any feedback from them?

Bob Van Buskirk:	As you would imagine, when we do due diligence in looking at a business combination to the extent that we can, we actually sit down, face-to-face, with key customers and talk about the combination. Obviously, what we do not want to have is a situation where we announce an agreement to merge and then get a customer call us up and say, “That’s not a very good idea.” So the answer to your question is yes. We’ve had face-to-face conversations with all of Micro Linear’s key customers and, actually, they’ve gone quite well. That’s the reason we’re here today.

John Bucher:	Thank you, and related to that, can you say specifically whether the Sirenza distribution in sales network is well positioned to enhance the number of design wins that Micro Linear has in the DCT arena? Thank you.

Tim Richardson:	Yes, this is Tim — absolutely. We feel very strongly that the Sirenza team, their established customer base, their substantial distribution network, et

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cetera, et cetera, we feel like those are going to have a real impact on our ability to sell our existing products and our future products.

John Bucher:	A final question for me — it appears, in the past six months or so, Tim, that you guys have been production constrained. To some extent, you’ve left some revenue on the table, and I’m just wondering, is Sirenza in a position to be able to help address that at all?

Tim Richardson:	Well, first of all, you know, Sirenza is, obviously, a larger company, and they’re pushing a lot of volume also. I think any of our vendors will certainly have interest in trying to expand their business base into the combined entity with hopes of getting even more business out of Sirenza. So I think as we have had, we’ll continue to have very, very good support from our manufacturing partners, and I think that’s going to work out very, very well.

Bob Van Buskirk:	I think that’s another synergistic area, because we’ll look to, obviously, post-closing, to see where we can get economies of scale with semiconductor technology. We use two silicon germanium foundries today. We use TSMC, for example, for some of our pure silicon, so there are opportunities as we go forward to consolidate that, and that would play directly into your question — we should get more leverage.

John Bucher:	And if you’ll indulge me — one more final question, I apologize — I’ve had a 5.8 gigahertz cordless phone for about two years or so. It’s got your silicon in it. I’m just curious, Tim, if you had to estimate how far through the transition we are in terms of percentage of the migration to 5.8, I recognize that there are still 900 megahertz cordless phones there, so it’s not going to be something you can be artificially precise at, but just general feel for how far through the transition you are from a TAM standpoint? Thank you.

Tim Richardson:	Yes, it’s a great question — probably around 60%.

John Bucher:	Thank you very much, congratulations.

Tim Richardson:	Right.

Bob Van Buskirk:	Thank you.

Operator:	Your next question comes from Daniel Amir with W. R. Hambrecht. Please go ahead.

Daniel Amir:	Thanks a lot and congratulations on the merger.

Bob Van Buskirk:	Thank you.

Tim Richardson:	Thank you.

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Daniel Amir:	A few questions — first of all, can you just — the percentage of your business, Tim, in the DCT and the PHS last quarter was what percentage of your revenue?

Tim Richardson:	Well, PHS was a very, very small percent of our business last quarter. Our DCT business was significant, our other products, if you will, IC and band-related products, was significant. And, of course, our networking products, we had a good quarter with our networking products, too.

As we said in our prior earnings call, we anticipated that because of our development schedule, because of customer adoption schedules, design schedules, and so forth, that we anticipated that significant — or more PHS revenue was going to be able to start happening with the shipment of our new ML 1905, and we anticipated initial shipments of that product beginning in late Q4 of this year. So that’s kind of where that is.

We do have a legacy product, the ML 1900 that we did begin to recognize our shipments of last quarter, and we also stated at that time that we anticipate that those sales will continue on into ‘07.

Daniel Amir:	So the DCT was, what, 70% of your business? I mean, just trying to quantify how significant it is.

Mike Schradle:	This is Mike Schradle. Our RSDCT is the majority of that was about 75% of our sales last quarter, and that’s typically what it is. Networking and some other legacy products are 15 to 20% of our revenue.

Daniel Amir:	Okay. Now, another question on the DCT, I mean, one of the major players in the 5.8 gigahertz market here in North America is Panasonic. It seems like that, if I recall correctly, it’s not one of your customers. I was just wondering whether, you know, the merging with Sirenza improves your position in the 5.8 gigahertz. Clearly, Uniden and VTech are one of the major companies in the market, but there is Panasonic, Motorola, AT&T, GE, which are a few others — and whether that’s an opportunity for the combined company as well?

Tim Richardson:	So the quick answer is yes, and then but let me go back to — there are three primary or — there are three major manufacturers of digital cordless cell phones for the North American market — they are VTech, Uniden, and Panasonic. And depending on the quarter and the announcements that you see from those guys, they all tend to share the market fairly equally, and their performance on a quarter-to-quarter basis is very, very influenced by promotions that they do with this retailer and that retailer. It’s that kind of thing.

The other thing that’s important to point out there is that these guys also manufacture phones for other names. So even though you see a lot of different names on retail shelves, a lot of those other names that are on retail shelves are actually manufactured by one of those three guys.

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As far as Panasonic is concerned, Panasonic is obviously a large world-class manufacturer of consumer electronic products, and I think it will only benefit our effort to do business with Panasonic to be merged with Sirenza.

Daniel Amir:	Okay, and on the financial side, just to clarify, Bob, in your comments you said one to two quarters — after two quarters it becomes accretive and the first couple of quarters non-dilutive meaning it’s neither here nor there?

Bob Van Buskirk:	I prefer the positive term, “neutral.”

Daniel Amir:	Okay, all right.

Bob Van Buskirk:	More specific — but, yeah, what we said, Daniel, was one to two quarters, it kind of depends on when it closes and what we have underway in terms of how quickly we can realize some synergy. So safe to say we think one to two quarters earnings neutrality and then accretive thereafter.

Daniel Amir:	Okay, and I guess one final question on the customer concentration. Do you have any 10% customers — this is the Micro Linear side — and what percentage are they?

Bob Van Buskirk:	Yes, we do and, in fact, you might want to take a look at our Q’s. You’ll get a lot more information on that, because it does vary from quarter to quarter, but our major cordless phone customers are 10% customers routinely every quarter — VTech, Uniden, and then occasionally we have Plantronics as a 10% customer, who we supply wireless headsets, RFICs for.

Daniel Amir:	Okay, thanks a lot.

Operator:	Our next question comes from Paul Packer with Globus Capital Partners. Please go ahead.

Paul Packer:	Hi, I guess congratulations to Sirenza for buying a great company pretty cheaply. Can you just comment, maybe, from the Micro Linear side and the Sirenza side, you know, how do you see PHS actually — I believe Micro Linear, on your last conference call, actually said that the PHS market for them is actually starting to ramp quite nicely. Can you guys comment on any customers that actually overlap there? And where are you guys now, actually, in the 1900 in terms of shipping that out even more in quantities?

Bob Van Buskirk:	This is Bob Van Buskirk. I’ll talk a little bit about the customer synergy there, and then I’ll turn it over to Tim for some specifics. But, clearly, VTE has been a key customer of Sirenza’s for many years.

Paul Packer:	Is that a customer of Micro Linear also?

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Bob Van Buskirk:	Again, I’ll turn it back over. I know that — I don’t want to release any sort of competitive confidential stuff that I could wander into here, but clearly VTE is a major Chinese OEM putting a lot of effort and resource into PHS. They’ve been a customer of ours for quite a while. There is a homegrown standard in China that Sirenza, on the base station side, if you will, has been servicing for a while with a company called Zenway. It’s an alternative — basically an augment, an extension of PHS called SCDMA. That’s an area where we can now jointly go in and market, as I said, more on the infrastructure as well as the terminal side. But I’ll let Tim talk about specifics on PHS.

Tim Richardson:	Yeah, hey, Paul. You know, where we are right now, obviously, we’re excited, and we’ve been looking for a while a vehicle to have strategic play on the base station side of PHS, because we know that there’s — you know, if we can be one-stop shopping for the guys, the largest guys that are providing infrastructure into that market, it’s a much, much stronger play for us. And so that part of Sirenza’s historic business is very, very important to us, because it does give us that commonality with guys like VTE and potentially UTStarcom and those kind of guys.

As far as the other products go, as we’ve said in earlier — in our prior earnings call, you know, the 1900, we see that continuing to be a product that’s going to have life into ‘07, and we — you know, we’re working feverishly on designs with the 1905 and getting our customers in a position where they can ramp with that product quickly. So we’re still very, very bullish on the PHS market.

Paul Packer:	How much faster will you guys be able to get the 1905 to market because of this combination?

Tim Richardson:	Yeah, I mean, it’s —

Paul Packer:	Or let me ask you this — will there be a delay because of the combination?

Tim Richardson:	No, certainly not.

Paul Packer:	When did you guys start talking, actually?

Bob Van Buskirk:	Actually — this is Bob Van Buskirk again. We’ve actually had conversations with Micro Linear going back a couple of years when we, at times, talked about commonality, competency overlap, and why it might make sense at some point in time to perhaps strategically align. In fact, our conversation rose to the level of cooperating — potential cooperation on an integrated product that we were looking at for base stations.

Paul Packer:	And the reason you guys decided to combine now as opposed to any other time in the past two years is just that —

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Bob Van Buskirk:	Well, I think we got everything to align, essentially. We got the strategic vision between the two companies to align. We obviously, in coming to an agreement, in our view, got the evaluation expectations to align, and we are, today, a much more diversified company, and I think a better partner for Micro Linear, quite frankly, than we were a few years ago when we were really mostly targeted at mobile wireless equipment and did not have the consumer end market diversity that we brought to the table with applications like satellite radio and WiMax and other things that we’re doing. So a lot of these things take a long time to mature, and I think it just became a time when our interests and Micro Linear’s interests from both the technology, products, and management vision standpoint all came together.

Operator:	Gentlemen, we are nearing the end of the call. A final question comes from Parag Agarwal with Jefferies & Company. Please go ahead.

Parag Agarwal:	Hi, this is Parag for John Lowe. I just wanted to know what is your [indiscernible] in a cordless phone, and if there is a difference in gross margins for these two applications?

Tim Richardson:	Let me make sure I understand your question. You are trying to understand the dollar content between a base station and a handset?

Parag Agarwal:	No, the terminal side — the PHS terminal — Micro Linear’s dollar content in the PHS and dollar content in the cordless phones.

Tim Richardson:	That’s something where I don’t want to go because there is nothing more sensitive than what we are currently selling our transceivers for. So I apologize, but I do not want to give out that highly strategic information.

Parag Agarwal:	Fair enough.

Bob Van Buskirk:	Yes, I think you asked about margins as well in terms of percent margins, our PHS transceiver margins and our cordless phone transceiver margins are very similar. They are highly integrated products. They have all the same kind of components stuck in there together, and they do pretty well at the margin level.

Parag Agarwal:	Okay, thank you.

Tim Richardson:	Thank you.

Operator:	Mr. Van Buskirk, there are no further questions in the queue at this time. Please continue with your presentation.

Bob Van Buskirk:	Well, thank you again for joining us today for our teleconference. We look forward to completing the acquisition later this year and integrating Micro Linear’s capabilities and resources to enhance Sirenza’s competitive

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strength to better support our customers and to build a larger, more profitable company.

We are particularly pleased to have Tim Richardson, CEO and President of Micro Linear, join us after the proposed transaction closes, which we expect will be in early Q4, as our Chief Strategy Officer, and to have John Zucker, current Chairman of the Micro Linear Board of Directors, join us as an independent director on our board.

Chuck, Tim, Mike and I will be available by phone the rest of today for any follow-up questions you might have and, again, thank you and good afternoon.
END
For Additional Information:
     This material is not a substitute for the prospectus/proxy statement Sirenza and Micro Linear will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Sirenza and Micro Linear with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, CO 80021, Attention: Investor Relations or to Micro Linear Corporation, 2050 Concourse Drive, San Jose, CA 95131, Attention: Investor Relations.
     Micro Linear, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Micro Linear and their ownership of Micro Linear stock is set forth in the proxy statement for Micro Linear’s 2006 annual meeting of stockholders, which was filed with the SEC on June 19, 2006. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

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